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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/14   AND ENDING   12/31/14

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    125C Gaither Drive   East Gate Business Center
                                    (No. and Street)

    Mt. Laurel   New Jersey   08054
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Richard W. Schank   856-802-9400
                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Romeo & Chiaverelli, LLC CPA's
                                (Name – if individual, state last, first, middle name)

    One Bala Avenue, Suite 234   Bala Cynwyd   PA   19004
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard W. Schank_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC___, as of ___December 31___, 20_14_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___None_____

JOHN C LIU
Notary Public
State of New Jersey
My Commission Expires Jul 3, 2019

_____
Signature

_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control.
- **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
- ☒ (p) A report on the exemption provision to Rule 15c3-3.

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2014

PTS BROKERAGE, LLC

DECEMBER 31, 2014

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of PTS Brokerage, LLC as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of PTS Brokerage, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTS Brokerage, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of PTS Brokerage, LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of PTS Brokerage, LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net capital pursuant to Rule 15c3-1 of the

Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

February 24, 2015

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS
Cash	$ 82,960
Receivables	79,207
Prepaid expenses	12,435
Total current assets	174,602

PROPERTY AND EQUIPMENT
Computer equipment and furniture
net of $3,700 accumulated depreciation   290

Total Assets $174,892

LIABILITIES AND MEMBER EQUITY

LIABILITIES
Commissions payable	$ 30,899
Accrued expenses	15,546
Total current liabilities	46,445

MEMBER EQUITY   128,447

Total Liabilities and Member Equity $174,892

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME AND MEMBER EQUITY

YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$521,357
Investment advisory fees	301,485
Total revenue	822,842
OPERATING EXPENSES	
Employee compensation and benefits	489,417
Occupancy	14,100
Regulatory fee	18,544
Other expenses	20,647
Total operating expenses	542,708
Net income from operations	280,134
NET INCOME	280,134
Member equity, beginning of year	217,315
Less: Distribution of member capital	(369,000)
Member equity, end of year	$128,449

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$280,134
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	317
(Increase) decrease in operating assets:	
Accounts receivable	39,281
Prepaid Expenses	(664)
Increase (decrease) in operating liabilities:	
Commissions payable	(39,323)
Accrued expenses	4,355
Net cash provided by operating activities	3,966
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution of member capital	(369,000)
Net cash used by financing activities	(369,000)
Decrease in cash	(79,747)
Cash, beginning of year	162,707
Cash, end of year	82,960

The accompanying notes are an integral part of these
financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and has been registered as a broker-dealer with the SEC and has been a member of the Financial Industry Regulatory Authority (FINRA) since August 2002. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in fourteen (14) states to conduct securities transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as earned. Revenue from financial planning services is recognized as billed.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member's income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 20134 the ratio was 0.56 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, and providing investment advisory services. At December 31, 2014, the Company had net capital, as defined, of $144,897, which was $139,469 in excess of its required minimum net capital of $5,428.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2014, the Company paid 50% of the rent expense and 50% of the monthly telephone costs. The total rent expense for 2014 was $14,100 and the total telephone expense was $3,824.

SUPPLEMENTARY INFORMATION

SCHEDULE I

PTS BROKERAGE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Total member equity from Statement of financial condition	$ 128,447
Deduct non-allowable assets:	
Receivable	47,545
Prepaid expenses	12,435
Fixed assets	290
Total non-allowable assets	60,270
Net capital	$ 68,177
Minimum net capital required per 15c3-1 (a)(2)	$ 3,096
Excess net capital	$ 63,177
Excess net capital at 1,000%	$ 63,533
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 46,445
Ratio of aggregate indebtedness to net capital	68.12 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2014

SCHEDULE II

PTS BROKERAGE, LLC
EXEMPTIVE PROVISIONS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Member of
PTS Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which PTS Brokerage, LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(1). SEC Rule 15c3-3(k)(1) and PTS Brokerage, LLC stated that PTS Brokerage, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. PTS Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTS Brokerage, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2015

Professional Trading Services **Brokerage, LLC**

East Gate Business Center
125C Gaither Drive
Mt. Laurel, NJ 08054



PTS Brokerage, LLC

TEL: 856.802.9400

FAX: 856.802.9444

E-MAIL: pts@ptsbrokerage.com

Richard W. Schank, CFP®, ChFC, CLU, CFS, RHU, REBC, EA
President, CFO

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTS Brokerage, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(1) throughout the calendar year January 1, 2014 to December 31, 2014.

2. PTS Brokerage, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(1) throughout the calendar year January 1, 2014 to December 31, 2014 without exception.

Richard W. Schank
PTS Brokerage, LLC
125 Gaither Drive, Suite C
Mount Laurel, NJ 08054
(856) 802-9400

2-23-15

Date

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

<u>**Independent Accountant's Agreed-Upon Procedures Report**</u>
<u>**On Schedule Of Assessment And Payments (Form SIPC-7)**</u>

Member of PTS Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by PTS Brokerage, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of Form SIPC-7. PTS Brokerage, LLC's management is responsible for PTS Brokerage, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 24, 2015

PTS BROKERAGE, LLC
SCHEDULE OF ASSESMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2014

Period Covered	Date Paid	Amount
General Assessment Reconciliation for the period January 1, 2014 to December 31, 2014		$777.21
Payment Schedule		
SIPC-6	7/28/2014	$389.60
SIPC-7	1/30/2015	$374.33
SIPC-7	2/20/2015	$ 13.28